

April 19, 2012

Via E-mail
Christopher D. Myers
President and Chief Executive Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764

Re: CVB Financial Corp.
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed February 29, 2012
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed March 1, 2011
       File No. 0-10140

Dear Mr. Myers:

      We have reviewed your response letter dated February 21, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-Performing Assets (Non-Covered), page 60

1. We note your response to comments 1 and 5 of our letter dated November 29, 2011 which indicates that you are relying on the global cash flows of the primary borrower and any guarantors and all their respective related entities in determining whether a borrower is experiencing financial difficulties. Please tell us how you considered the guidance in ASC 310-40-15-20 and in particular ASC 310-40-15-20(e), which requires you to forecast the debtor's ability to service its debt with entity-specific cash flows, when determining whether

Christopher D. Myers
CVB Financial Corp.
April 19, 2012
Page 2

a borrower is experiencing financial difficulty and whether a given modification should be accounted for as a troubled debt restructuring.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief